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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Diana Corporation

Title of Class of Securities:  Common Stock

CUSIP Number:  252790-10-0

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

        Ms. Pam Britnell, Ardent Research Partners, L.P.,
               200 Park Avenue, New York, NY 10166

     (Date of Event which Requires Filing of this Statement)

                          July 17, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 252790-10-0

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Ardent Research Partners, L.P.
         13-364-7076

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         New York

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         450,000

8.  Shared Voting Power:


9.  Sole Dispositive Power:

         450,000

10. Shared Dispositive Power:


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         450,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares




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13. Percent of Class Represented by Amount in Row (11)

         6.07%

14. Type of Reporting Person

         PN














































                                3



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CUSIP No. 252790-10-0

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Saldutti Capital Management, L.P.
         13-364-8200

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         New York

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         450,000

8.  Shared Voting Power:


9.  Sole Dispositive Power:

         450,000

10. Shared Dispositive Power:


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         450,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares




                                4



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13. Percent of Class Represented by Amount in Row (11)

         6.07%

14. Type of Reporting Person

         PN














































                                5



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Item 1.  Security and Issuer

         This statement relates to the common stock (the "Common Stock") of Diana Corporation (the "Issuer"). The Issuer's principal executive office is located at 8200
         W. Brown Deer Road, Milwaukee, Wisconsin 53233-1706.

Item 2.  Identity and Background

         This statement is being filed on behalf of Ardent Research Partners, L.P. ("Ardent"), a New York limited partnership, and Saldutti Capital Management, L.P. ("Saldutti Capital," and, together with Ardent, the "Reporting Persons"), a New York limited partnership that is the general partner of Ardent. Ardent is currently an investment limited partnership. The Reporting Persons' principal office is located 200 Park Avenue, Suite 3900, New York, New York 10166.

         Neither the Reporting Persons nor Francis Saldutti, the principal of the Saldutti Capital has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither the Reporting Persons nor Mr. Saldutti has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Francis Saldutti is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         As of the date hereof, the Reporting Persons are deemed to beneficially own 450,000 shares of Common Stock of the Issuer. In the last sixty days, the Reporting Persons purchased 225,000 shares of Common Stock and warrants convertible into 225,000 shares of Common Stock in a private placement transaction at an aggregate cost of $1,125,000. The funds for the purchase of the Common Stock came from the working capital of Ardent. [No leverage was used to purchase any of the shares of Common Stock or the warrants.]






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Item. 4  Purpose of Transactions.

         The shares of Common Stock beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes. The Reporting Persons may acquire additional shares of Common Stock or dispose of or convert all or some of those shares of Common Stock from time to time, or may continue to hold those shares of Common Stock.

         The Reporting Persons do not have any plan or proposal which relates to, or would result in, any of the actions enumerated in item 4 of the instructions to
         Schedule 13D.

Item 5.  Interest in Securities of Issuer.

         As of the date hereof, the Reporting Persons are deemed to be the beneficial owners of 450,000 shares of Common Stock of the Issuer consisting of 225,000 shares of Common Stock and warrants that are convertible into 225,000 shares of Common Stock. Based on the most recent information provided by the Issuer's counsel, there are believed to be 7,179,233 shares of the Issuer's Common Stock outstanding. Therefore, assuming conversion of the warrants, the Reporting Persons are deemed to beneficially own 6.07% of the Issuer's outstanding shares of Common Stock. The Reporting Persons have the sole power to vote, direct the vote, dispose of or direct the disposition of all the shares of the Issuer's Common Stock and warrants which they are currently deemed to beneficially own.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         Attached hereto as Exhibit A is a description of the transactions in the Common Stock of the Issuer that were effected by the Reporting Persons during the past 60 days.







                                7
SCHEDULE 13D
00349001.AH8



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         Signature

         The undersigned, after reasonable inquiry and to the best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

August 18, 1997

                            ARDENT RESEARCH PARTNERS, L.P.

                            By: Saldutti Capital Management, L.P.


                            By: /s/ Francis Saldutti
                            _____________________________
                             Francis Saldutti
                             Managing General Partner

                            SALDUTTI CAPITAL MANAGEMENT, L.P.

                            /s/ Francis Saldutti
                            _________________________________
                             Francis Saldutti
                             Managing General Partner





























                                8
SCHEDULE 13D
00349001.AH8



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                            AGREEMENT

         The undersigned agree that this Schedule 13D dated
August 18, 1997 relating to the Common Stock of the Diana
Corporation shall be filed on behalf of the undersigned.

                            ARDENT RESEARCH PARTNERS, L.P.

                            By: Saldutti Capital Management, L.P.


                            By: /s/ Francis Saldutti
                            _____________________________
                             Francis Saldutti
                             Managing General Partner

                            SALDUTTI CAPITAL MANAGEMENT, L.P.

                            /s/ Francis Saldutti
                            _________________________________
                             Francis Saldutti
                             Managing General Partner






























                                9
SCHEDULE 13D
00349001.AH8



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                            EXHIBIT A

                       DAILY TRANSACTIONS
                        COMMON STOCK AND
                            WARRANTS


Trade Date           Number of Shares          Price Per Share
__________           ________________          _______________

July 17, 1997             225,000                  $2.000

July 17,1997             225,000*                  $3.000



__________
* Represents a purchase of warrants that are convertible into 225,000 shares of Common Stock.

































SCHEDULE 13D
00349001.AH8